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                          December 2, 2020

       Stephen L. Holcombe
       President and Chief Executive Officer
       vTv Therapeutics Inc.
       3980 Premier Drive, Suite 310
       High Point, NC 27265

                                                        Re: vTv Therapeutics
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 24,
2020
                                                            File No. 333-250934

       Dear Mr. Holcombe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ray Russo, Esq.